FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Announces New Partnership with Quistor

Press Release

Magic Software Announces New Partnership with Quistor

Quistor, Europe’s largest JD Edwards consultancy, support and application management provider, chooses Magic Software’s iBOLT business integration suite to integrate and extend the life of JD Edwards applications

Or-Yehuda, Israel, January 6, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platform and business integration solutions, today announced a new partnership deal with Quistor, Europe’s largest Oracle JD Edwards system integrator.

Quistor, with its extensive customer base throughout Europe, will be using Magic Software’s iBOLT code-free business integration platform to extend the capabilities and usage of Oracle’s JD Edwards EnterpriseOne and JD Edwards World ERP systems. iBOLT will enable Quistor to integrate quickly and easily with the entire range of business processes within the enterprise and business environment.

Remon van de Watering, Business Development Manager at Quistor said, “iBOLT perfectly fits our range of add-on products, and is the best code-free integration tool available for JD Edwards. This product will bring many integration advantages for Oracle JD Edwards clients.”

John Verwaaijen, General Manager of Magic Software Benelux, added, “We are very pleased to be partnering with Quistor, the leading JD Edwards partner in our region. With the iBOLT integration suite as part of its arsenal, Quistor’s customers can expand the scope and range of their JD Edwards applications and even begin to look at best-of-breed solutions.”

With more than 50 iBOLT adapters, wizards, services and methods, iBOLT allows organizations of any size to create continuous business processes based on JD Edwards. The solution utilizes Magic Software’s proven metadata-based business integration framework to empower business analysts and JDE administrators to manage business processes using code-free, visually-oriented process design tools.

Through integration, iBOLT helps users get more value from their IT investments by automating manual and repetitive workflows and freeing sales teams to focus on selling. With an integrated view of company data, management and employees can make more informed business decisions, get more value from each business interaction and achieve faster time to market for their products and services.

About Quistor
Quistor, founded in 2005, is an Oracle Gold Partner. Quistor is a leading provider of the following services for regional and global institutions:
- JD Edwards Implementation Services
- JD Edwards Upgrade Services
- 24x7x365 JD Edwards Support Services
- JD Edwards Monitoring and Preventive Maintenance Services
- Technical Services including Performance Optimisation, Integration, Customisation, etc.

With offices in The Netherlands, United Kingdom, Italy, France and the Czech Republic, Quistor is committed to providing the best JD Edwards products, services and expertise to help its global customer base.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions, and business and process integration solutions. Magic Software has 14 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Media Contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Announces New Partnership with Quistor

Exhibit 10.1